Dear friends of REJOY;

Q1 has started very strong: 3x Revenue vs Q1 2021. With the start of the sales to the new retailers that were signed during Dec21-Jan22. We are currently activating brand visibility and promotional activities to push the sell-through. If this acceleration is confirmed with sell-out and re-order, we will need to advance a new production batch.
At the same time, due to the material supply shortages and high input cost inflation, the RTD model is becoming more and more challenging: squeezing margins and higher working capital needs.

Due to this context, we decided to anticipate some key initiatives that were part of our pipeline. These involve the launch of new products / business opportunities that are less capital intensive, and we believe can have a faster path to profit. (i) REJOY Powder Mixes to focus on AMZ, (ii) CBD infused mints, (iii) National Padel League.
We are getting ready to launch REJOY Rehydration Mix to focus on AMAZON. Leveraging our brand assets, community, and product philosophy we will bring Clean Plant-Based Hydration as powder mixes and surf a growing trend of convenience, less packaging and water transport in an eCom friendly fashion.
We still believe cannabinoids have multiple benefits for athletes and moving to mints allows us to build a profitable online business. Regarding Padel, it started as a tool to build community and trial for our products and it has evolved as a complementary revenue stream. We now plan to turn it national, with the launch of the National Padel League.

We have runway for the next six months, so in order to finance this next phase we are launching a new crowdfunding round in the next 45 days, aiming to raise $500k. We will run it on Wefunder.com, the leading crowdfunding platform in the US. As soon as we are ready on the platform we will share first details with our current investors community to allow you to take advantage of early bird terms before we go public. Wait for the link and go for it!

Don´t hesitate to reach out for any question, comments or ideas. And, again, thanks for your trust and support. Stay tuned (and like) to our IG and Linkedin.

Diego & Martin
The team at REJOY
